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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. )*

American Italian Pasta Company
(Name of Issuer)
Class A Common Stock, $.001 par value
(Title of Class of Securities)
027070101
(CUSIP Number)
May 21, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	027070101	Page	2	of	9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kenmare Capital Partners, L.L.C. 06-1503286

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		507,482

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		507,482

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	507,482

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.8%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
** SEE ITEM 4(b).

CUSIP No.	027070101	Page	3	of	9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kenmare Select Management, L.L.C. 20-5503174

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		26,600

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		26,600

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	26,600

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
** SEE ITEM 4(b).

CUSIP No.	027070101	Page	4	of	9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Kenmare Offshore Management, L.L.C. 06-1510782

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		473,318

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		473,318

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	473,318

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	2.6%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
** SEE ITEM 4(b).

CUSIP No.	027070101	Page	5	of	9

1	NAMES OF REPORTING PERSONS:

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	Mark McGrath

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	U.S. Citizen

	5	SOLE VOTING POWER:

NUMBER OF		1,007,400

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,007,400

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,007,400

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
** SEE ITEM 4(b).

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Kenmare Capital Partners, L.L.C., a Delaware limited liability company (“Kenmare Capital Partners”), Kenmare Select Management, L.L.C., a Delaware limited liability company (“Kenmare Select Management”) and Kenmare Offshore Management, L.L.C., a Delaware limited liability company (“Kenmare Offshore Management,” and together with Kenmare Capital Partners and Kenmare Select Management, “Kenmare”), and Mr. Mark McGrath, principal of Kenmare.
     This Schedule 13G relates to the shares of Class A Common Stock, $.001 par value (the “Common Shares”), of American Italian Pasta Company, a Delaware corporation, purchased by Kenmare for the account of (i) Kenmare Fund I, L.P. (“Kenmare I”), of which Kenmare Capital Partners is the general partner, (ii) Kenmare Select Fund, L.P. (“Kenmare Select”), of which Kenmare Select Management is the general partner, and (iii) Kenmare Offshore Fund, Ltd. (“Kenmare Offshore”), for which Kenmare Offshore Management acts as investment manager.

Item 1(a)	Name of Issuer.

American Italian Pasta Company

Item 1(b)	Address of Issuer’s Principal Executive Offices.

4100 N. Mulberry Drive
Suite 200
Kansas City, Missouri 64116

Item 2(a)	Name of Person Filing.

Kenmare Capital Partners, L.L.C., Kenmare Select Management, L.L.C., Kenmare Offshore Management, L.L.C. and Mark McGrath

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

712 5th Avenue, 9th Floor
New York, NY 10019

Item 2(c)	Citizenship or Place of Organization.

Kenmare Capital Partners, Kenmare Select Management and Kenmare Offshore Management are each a limited liability company organized under the laws of the State of Delaware. Mark McGrath is the principal of Kenmare and a United States citizen.

Item 2(d)	Title of Class of Securities.

Class A Common Stock, $.001 par value

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Item 2(e)	CUSIP Number.

027070101

Item 3	Reporting Person.

Inapplicable.

Item 4	Ownership.
(a)	Kenmare and Mr. McGrath are the beneficial owners of 1,007,400 Common Shares.

(b)	Kenmare and Mr. McGrath are the beneficial owners of 5.5% of the outstanding Common Shares. This percentage is determined by dividing 1,007,400 by 18,434,151, the number of Common Shares issued and outstanding as of May 11, 2005, as reported in the Form 10-Q filed on May 11, 2005 with the Securities and Exchange Commission.

(c)	Kenmare Capital Partners, as the general partner of Kenmare I, has the sole power to vote and dispose of the 507,482 Common Shares held by Kenmare I. Kenmare Select Management, as the general partner of Kenmare Select, has the sole power to vote and dispose of the 26,600 Common Shares held by Kenmare Select. Kenmare Offshore Management, as the investment manager of Kenmare Offshore, has the sole power to vote and dispose of the 473,318 Common Shares held by Kenmare Offshore. As the principal of Kenmare, Mr. McGrath may direct the vote and disposition of the 1,007,400 Common Shares beneficially owned by Kenmare.
The filing of this Schedule 13G shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 1,007,400 shares of Common Shares owned by Kenmare I, Kenmare Select or Kenmare Offshore. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

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Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated May 30, 2007, between Kenmare and Mark McGrath.

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SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: May 30, 2007

Kenmare Capital Partners, L.L.C.

By:	/s/ Mark McGrath

Mark McGrath, Principal

Kenmare Select Management, L.L.C.

By:	/s/ Mark McGrath

Mark McGrath, Principal

Kenmare Offshore Management, L.L.C.

By:	/s/ Mark McGrath

Mark McGrath, Principal

/s/ Mark McGrath

Mark McGrath

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